

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

David Field
Chief Executive Officer
Audacy, Inc.
2400 Market Street, 4th Floor
Philadelphia, PA 19103

> **Re: Audacy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2023**
> **File No. 001-14461**

Dear David Field:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 4, 2023

Pay versus Performance, page 48

1. We note that you have included Adjusted EBIDTA, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

2. We note that your cumulative total shareholder return amounts are calculated from December 31, 2017, rather than December 31, 2019. Item 402(v)(2)(iv) of Regulation S-K provides that the period for calculating cumulative total shareholder return begins with the market close on the last trading day before the registrant's earliest fiscal year in the pay versus performance table. Given that your pay versus performance table begins with your fiscal year 2020, the measurement period would begin with December 31, 2019. Please ensure that your cumulative total shareholder return calculation is limited to the timeframe required by Item 402(v)(2)(iv) of Regulation S-K.

3. Please ensure that you identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which

such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

4. You indicate that your peer group is "the group of companies included in the S&P 500 Index;" however, based upon disclosure in your Form 10-K for the year ended December 31, 2022, it appears that your peer group consists of a specific list of companies. If this is the case, please ensure that you clarify the identity of your peer group. Please note that the peer group used for your pay versus performance disclosure should be either the index or issuers you use for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b). In addition, if your peer group is not a published industry or line-of-business index, please ensure that you disclose the identity of the issuers composing the group.

Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program